UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2019 AND ENDING 7/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINTERFLOOD SECURITIES US CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 FIFTH AVENUE

(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE   212 751-4422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP

(Name – if individual, state last, first, middle name)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN SCHRAFF _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINTERFLOOD SECURITIES US CORPORATION _____ , as of JULY 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title



JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 22

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WINTERFLOOD SECURITIES US CORPORATION
Statement of Financial Condition
July 31, 2020
(With report of Independent Registered Public
Accounting Firm Thereon)

WINTERFLOOD SECURITIES US CORPORATION
Table of Contents
July 31, 2020



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Winterflood Securities US Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Winterflood Securities US Corporation as of July 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Winterflood Securities US Corporation as of July 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Winterflood Securities US Corporation's management. Our responsibility is to express an opinion on Winterflood Securities US Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Winterflood Securities US Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Winterflood Securities US Corporation's auditor since 2019.
New York, New York
September 25, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

WINTERFLOOD SECURITIES US CORPORATION
Table of Contents
July 31, 2020

Assets

Cash	$	893,398
Due from affiliate		72,103
Other assets		8,103
Total assets	$	973,604

Liabilities and Stockholder's Equity

Accounts payable and other accrued expenses	$	50,335

Stockholder's equity

Common stock ($.0001 par value, 2,000 shares authorized, 890 shares issued and outstanding)		-
Additional paid-in capital		890,000
Retained earnings		33,269
Total stockholder's equity		923,269
Total liabilities and stockholder's equity	$	973,604

WINTERFLOOD SECURITIES US CORPORATION
Notes to the Financial Statement
For the year ended July 31, 2020

1. **Organization and Nature of Business**

    The following is a summary of the significant accounting policies followed by the Company.

    Winterflood Securities US Corporation (the "Company") is a wholly-owned subsidiary of Winterflood Securities Holdings Limited (the "Parent") and was formed on July 20, 2018. The Company was approved as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") August 20, 2019.

    The Company accepts and executes orders from major U.S. Institutional Investors, as defined in SEC Rule 15a-6 (the "Rule"), primarily for foreign securities. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company shall transmit orders in foreign securities to an affiliate for execution and clearing pursuant to a Brokerage Services Agreement between the Company and Winterflood Securities Limited ("Affiliate"), a limited company organized under the laws of the United Kingdom.

2. **Summary of Significant Accounting Policies**

    The following is a summary of the significant accounting policies followed by the Company.

    Basis of Presentation
    The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Recent Accounting Pronouncements
    In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases*, which replaces the existing guidance in ASC 840, *Leases*. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company has evaluated the impact of ASU 2016-02 and has determined it currently has no leases which meet the criteria of this ASU, accordingly there will be no impact to its financial statement.

    Cash
    The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. At July 31, 2020, the Company held its cash at a major bank, in an amount that exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

WINTERFLOOD SECURITIES US CORPORATION
Notes to the Financial Statement
For the year ended July 31, 2020

2.   **Summary of Significant Accounting Policies (continued)**

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes
The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3.   **Related-Party Transactions**

The Company has entered into an Expense Sharing Agreement ("ESA") as of August 20, 2019 with the Affiliate whereby the Affiliate is to provide employment related and office and administrative related services to the Company.

In addition, as per the terms of the ESA, the Affiliate shall pay to the Company an amount equal to 108%, or such other mark-up as may be agreed from time to time, of all of the expenses of the Company.

There is a net Due from affiliate in the amount of $72,103 on the Statement of Financial Condition.

4.   **Income Taxes**

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards. The Company has accrued $7,292 for federal, state and local income taxes.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believes that the Company does not have any uncertain tax positions as of July 31, 2020. Generally, the Company's tax returns are subject to examination by federal, state, and local authorities for all periods since inception. The Company recognizes and measures its unrecognized tax positions in accordance with FASB Accounting Standards Codification 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

WINTERFLOOD SECURITIES US CORPORATION
Notes to the Financial Statement
For the year ended July 31, 2020

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At July 31, 2020, the Company's net capital was approximately $843,000, which was approximately $593,000 in excess of its minimum requirement of $250,000.

6. **Exemption from Rule 15c3-3**

The Company claims exemption from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

7. **Subsequent Events**

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." Disruptions to business operations have occurred and could continue to develop as a result of quarantines of employees, customers and suppliers in areas affected by the outbreak, and closures of third-party vendor's manufacturing facilities and logistics supply chains. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

Management of the Company evaluated subsequent events or transactions that occurred from July 31, 2020 through the date these financial statements were issued September 25, 2020.